Filed Pursuant to Rule 424(b)(3)
File Number 333-140692

PROSPECTUS SUPPLEMENT NO. 2
to Prospectus dated February 12, 2008
(Registration No. 333-140692)

ASIA TIME CORPORATION

This Prospectus Supplement No. 2 supplements our Prospectus dated February 12, 2008 and Prospectus Supplement No. 1 dated April 14, 2008. The securities that are the subject of the Prospectus have been registered to permit their resale to the public by the selling security holders named in the Prospectus. We are not selling any securities in this offering and therefore will not receive any proceeds from this offering. You should read this Prospectus Supplement No. 2 together with the Prospectus and Prospectus Supplement No. 1.

This Prospectus Supplement No. 2 includes the attached report, as set forth below, as filed by us with the Securities and Exchange Commission (the “SEC”): Current Report on Form 8-K filed with the SEC on April 24, 2008.

Our common stock is traded on the American Stock Exchange under the symbol “TYM.”

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this Prospectus Supplement No. 2 is April 28, 2008.

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

__________________

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) of the
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of Earliest Event Reported): April 21, 2008

ASIA TIME CORPORATION
(Exact Name of Registrant as Specified in Charter)

Delaware	000-51981	20-4062619
(State or other jurisdiction	(Commission	(IRS Employer
of incorporation)	File Number)	Identification No.)

Room 1601-1604, 16/F., CRE Centre 889 Cheung Sha Wan Road, Kowloon, Hong Kong	N/A
(Address of principal executive offices)	(Zip code)

Registrant’s telephone number, including area code:	(852)-23100101

N/A
(Former Name or Former Address, If Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02	Departure of Directors or Certain officers; Election of directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On April 21, 2008, Asia Time Corporation (the “Company”) appointed King Wai Lin, 41, as the Company’s new Chief Financial Officer. Mr. Lin is a Certified Public Accountant in Hong Kong and prior to his appointment as an executive officer of the Company, he served as a sole proprietor of accounting services. From 2003 to 2006, Mr. Lin served as a Senior Manager of Hong Kong Great Wall Certified Public Accountant Limited, where he was responsible for tax compliance and planning, insurance company audits, U.S. initial public offerings (“IPOs”) and due diligence for mergers and acquisitions in China. Prior to that, he served as a Manager at Moores Rowland form 2001 to 2003 where he was in charge of audit advisory for companies listed on the Hong Kong stock exchange, including Hong Kong IPOs. Mr. Lin also served in senior financial roles at Deloitte Touche Tohmatsu from 1997 to 2001, and private accounting firms Kwan Wong Tan & Fong CPA from 1992 to 1997 and Li Tan Chen CPA from 1989 to 1992. Mr. Lin received a Certificate of Accountancy in 1991 from the Kwai Chung Vocational Institute. Mr. Lin is a practicing member of the Hong Kong Institute of Certified Public Accountants, a member of the Chartered Association of Certified Accountants and a member of the Hong Kong Taxation Association.

There is no family relationship between Mr. Lin and any director, executive officer, or person nominated or chosen by the Company to become a director or executive officer. There are no transactions between the Company and Mr. Lin or any member of Mr. Lin’s immediate family of the type set forth in Item 404 of Regulation S-K.

On April 21, 2008 the Company and Mr. Lin executed an Employment Agreement (the “Agreement”) in connection with Mr. Lin’s employment as the Company’s Chief Financial Officer. The Agreement is effective as of April 21, 2008 and continues in effect until terminated by Mr. Lin or the Company as provided in the Agreement. Pursuant to the Agreement, Mr. Lin will receive a monthly base salary of HK$80,000, or approximately USD $10,264. Further, after a two-month probation period, Mr. Lin will be eligible for a discretionary annual bonus and to receive paid vacation and other benefits made available to other Company employees, such as paid holidays and paid sick leave.

During the two-month probation period, the Agreement may be terminated by the Company with not less than one month’s written notice or payment of one months’ base salary in lieu thereof or by Mr. Lin with not less than one month’s written notice. After the probation period, the Agreement may be terminated by the Company with not less than four month’s written notice or payment of four months’ base salary in lieu thereof or by Mr. Lin with not less than four month’s written notice. The Agreement may be terminated immediately, without Company prior notice or payment in lieu of notice if at any time Mr. Lin (i) is guilty of dishonesty, theft, fraud, or habitually neglecting his duties; (ii) does anything detrimental to the Company’s business; (iii) materially breaches any of the Company’s regulations; or (iv) willfully disobeys a lawful and reasonable order. Upon termination of the Agreement, Mr. Lin may not work for any of the Company’s suppliers or clients for a period of 12 months after his termination.

In connection with the Agreement, Mr. Lin executed a Confidentiality Agreement effective as of April 21, 2008. Pursuant to the Confidentiality Agreement, Mr. Lin may not, without prior approval, engage in the conduct of any business or have any financial interest in any other business (other than as a holder of not more than 5% of the issued shares or debentures of any company listed on any recognized stock exchange) which (i) competes or may compete with the Company’s business; (ii) could jeopardize the Company’s reputation; or (iii) interfere with Mr. Lin’s performance of his duties to the Company. Additionally, Mr. Lin may not, for a period of twelve months after the termination of his employment with the Company, engage in or be interested in (other than as a holder of not more than 5% of the issued shares or debentures of any company listed on any recognized stock exchange), any business which is in direct competition with the business of the Company, subject to certain exceptions. Additionally, Mr. Lin may not for a period 12 months after the termination of his employment with the Company, within Hong Kong, or in any other country where the Company has transacted business, solicit or entice away employees, customers or clients of the Company or employ or use the services of any employee or consultant to the Company.

The foregoing descriptions of the Agreement and the Confidentiality Agreement are qualified in their entirety by reference to the full text of the Employment Agreement and Confidentiality Agreement, copies of which are attached hereto as Exhibits 10.1 and 10.2, respectively, and incorporated herein by reference.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

2

Exhibit Number	Description
10.1	Employment Agreement by and between King Wai Lin and the Company dated April 21, 2008.
10.2	Confidential Agreement by and between King Wai Lin and the Company dated April 21, 2008.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 24, 2008	ASIA TIME CORPORATION

	By:	/s/ Kwong Kai Shun
	Name	Kwong Kai Shun
	Title:	Chief Executive Officer, Chief Financial Officer and Chairman of the Board

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EXHIBIT INDEX

Exhibit Number	Description
10.1	Employment Agreement by and between King Wai Lin and the Company dated April 21, 2008.
10.2	Confidential Agreement by and between King Wai Lin and the Company dated April 21, 2008.

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Asia Time Corporation

EMPLOYMENT CONTRACT

Contract No.: C058

This employment contract is entered into between Asia Time Corporation (hereinafter referred to as the “Employer”) and Mr. King Wai LIN, HKID No. C497030 (4) (hereinafter referred to as the “Employee”) on the 21st April 2008 under the terms and conditions of employment below:

1.	Commencement of Employment
Effective from 21th April 2008 until either party terminates the contract.

2.	Position
Department: Finance Department
Position: Chief Financial Officer
Job Responsibility: In charge of finance department.
Employee No.: C058

3.	Wages
3.1	Probation Wage (HK$):
Monthly Wage HK$80,000.00

3.2	Basics Wage (HK$):
Monthly Wage HK$80,000.00, and
Annual bonus, which is subject to the performance of the company, will be set by the board of directors and may include cash and stock options.

3.3	Special Allowance (HK$):
Traveling Allowance: HK$  NIL
Overseas Trip Allowance: HK$  NIL
Monthly Sales Commission: HK$  NIL
Others:   NIL

3.4	Salary will be paid monthly in the first day of the following month, or the first working day in case of public holiday.

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4.	Working Hours
Monday to Friday:
From: 9:00 A.M. To: 6:00 P.M.
Saturday
From: 9:00 A.M. To: 1:00 P.M.
Lunch Time:
From: 1:00 P.M. To: 2:00 P.M.

5.	Probation
5.1	Probation Period:
From: 21st April 2008 To: 20th June 2008

5.2	The Employee will become a normal employee after the probation period; therefore, he/she is not entitled to the normal employee benefits during the probation. Normal employee benefits includes paid holidays (Hong Kong General Holidays), paid annual vacation, paid sick leave and paid maternity leave.

6.	Employee Benefits
6.1	Paid Holidays:
▪ The Employee is entitled to the general holidays of Hong Kong; but only normal employees can enjoy the holidays with pay.

▪ During probation, the Employee shall take rest in these holidays but without pay. The deduction of wages will be calculated as follows:

Wage deduction =	No. of Leave	X	Monthly or Basic Wage
No. of Days of that Month

6.2	Paid Annual Vacation: ▪ The Employer’s holiday year runs from 1 January to 31 December of every year.

▪
The Employee is entitled to paid annual leave according to the provisions of the Employment Ordinance. 7 working days annual vacation after completion of the first year’s service. One day will be added for completion of one year service, subject to a maximum of 14 days. Vacations should be taken in the next 12 months; vacations not taken in any year will be forfeited and cannot be carried forward to the next year.

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▪
According to the practice of the Employer, part of the annual vacation will be taken during the consecutive holidays of the Lunar New Year. Rest of the vacation would be taken at the Employee’s discretion. However, seven day’s application is required if 2 or more days are applied.

6.3	Paid Sick Leave
The Employee is entitled to paid sick leave and allowance according to the provisions of the Employment Ordinance. In addition, normal employee can enjoy one day full paid leave per month, but medical certificate from a registered practitioner or dentist should be presented by the Employee. Full paid sick leave entitlement cannot be accumulated and the use should not be abused.

6.4	Maternity Leave The Employee is eligible for maternity leave pay according to the provisions of the Employment Ordinance if:

i)	She has been employed under a continuous contract for not less than 40 weeks immediately before the commencement of scheduled maternity leave;
ii)	She has given notice of pregnancy and 1 month prior notice of her intention to take maternity leave to the Employer with the presentation of a medical certificate confirming her pregnancy.

7.	Termination of Contract

7.1
Termination of Contract during Probation:
During the probation, if either party wishes to terminate the contract, a one month written notice shall be given to the other party or a sum equivalent to the amount of monthly/basic wages for the notice period.

7.2
After the probation:
If either party wishes to terminate the contract, four months written notice should be given to the other party or a sum equivalent to the amount of monthly/basic wages for the notice period.

7.3
If the Employee is guilty of dishonesty, theft, fraud, habitually neglectful in his/her duties, or have done anything detrimental to the business of the Employer, any material breach of the regulations of the Employer, willfully disobeys a lawful and reasonable order, the Employee could be summarily dismissed without notice or payment in lieu of notice and the Employer reserves the right to take further action.

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7.4	Existing works should be passed to the successor prior leave.

7.5
The Employee is not allowed to work for any suppliers or clients who have business relationship with the Employer within the next 12 months after termination, and no information of the Employer should be used for any purposes, otherwise, the Employer reserves the right to take further action.

8. Mandatory Provident Fund
In accordance with the requirements specified in the Mandatory Provident Fund Schemes Ordinance, the Employee will contribute 5% of his/her monthly wages towards the Scheme, while the Employer for another 5%. The Employee is required to produce copies of MFP Statements for final compensation calculation upon the request of the Employer.

9. Others
9.1
Any provisions not detailed in this contract shall be referred to the Employment Ordinance, the Employees’ Compensation Ordinance and any other relevant Ordinances, and the employee regulations of the Employer.

9.2	This Contract has the following annex: Confidential Agreement for Asia Time Employeeswhich forms part of this contract.

9.3	This contract is the agreement between the Employer and the Employee, and should not be used for any other purpose. Once discovered, the Employer reserves the right for further action.

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The Employer and the Employee hereby declare that they understand thoroughly the above provisions and further agree to sign to abide by such provisions. They shall each retain a copy of this contract for future reference.

The Employer:	The Employee:
(With company chop)

/s/ Kai Shun Kwong	/s/ King Wai Lin
Name: Kai Shun KWONG	Name: King Wai LIN
CEO	HKID No.:
Date: 21st April, 2008	Date: 21st April, 2008

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Annex

Confidential Agreement for Asia Time Employees

1. Confidentiality

1.1	The Employee shall not either during or after the termination of his employment by the Company hereunder:

(a)	divulge or communicate to any person or persons except to those officers of the Company or the Group whose province it is to know the same and except as required by law; or

(b)	use for his own purposes or for any purposes other than those of the Company or the Group; or

(c)	through any failure to exercise all due care and diligence cause any unauthorised disclosure of,

any secret confidential or any other information:

(i)	relating to the business, potential business, finances, dealings or affairs of the Company or any member of the Group; or

(ii)	relating to the working of any process or invention which is carried on or used by the Company or any member of the Group or which he may discover or make during his employment hereunder; or

(iii)
in respect of which any such company is bound by an obligation of confidence to any third party (including any principal, joint venture partner, contracting party or client of the Company or Group) written notice of which has been given to the Employee or of which he is aware, but these restrictions shall cease to apply to any information or knowledge which may (otherwise than through the default of the Employee) become available to the public generally without requiring a significant expenditure of labour, skill or money, or becomes lawfully available to the Employee from a third party free from any confidentiality restriction or any information required to be disclosed under any relevant law or regulation. The Employee undertakes to notify the Company promptly of any unauthorized release of the above secret confidential information.

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Save as mentioned above, for the purpose of this clause, “secret confidential information” shall also include all information which is obtained, whether in writing, pictorially, in machine-readable form or orally, by observation during visits or provided by Company or the Group to the Employee, whether of a technical or business nature and/or ideas including but without limitation, financial information, know-how, trade secrets, technology, customers lists (potential or actual) and other customers-related information, suppliers information, sales statistics, market projection and intelligence, marketing and other business strategies and other business or commercial information.

1.2
The Employee will promptly whenever requested by the board of directors of the Company and in any event upon the termination of his employment, deliver up to the Company or its nominees all lists of suppliers, clients or customers, correspondence and all other documents and records in whatever medium and assets relating to the business of the Group, which may have been prepared by him or have come into his possession, custody or control in the course of his employment, and the Employee will not be entitled to and will not retain any copies thereof. Title to and copyright in these items will vest in the Company.

2. Non-competition and Non-solicitation

2.1
During his employment the Employee will not, without obtaining the prior approval of the board of directors of the Company, be directly or indirectly engaged or concerned in the conduct of any other business or have any financial interest in any other business which, in the reasonable opinion of the board of directors of the Company, is an organisation:

(a)	which competes or may compete with the business of the Company or the Group; or

(b)	an association with which could jeopardize the reputation of the Company or the Group; or

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(c)	an engagement with which would adversely affect the Employee's ability to perform his duties fully and properly under this Agreement,

provided that this shall not prohibit the holding (directly or through nominees) of investments listed on any recognised stock exchange as long as not more than five per cent. (5%) of the issued shares or stock of any class of any company shall be so held without the prior sanction of the board of directors of the Company.

2.2
The Employee will not, for a period of [twelve (12)] months after the termination of his employment with the Company (howsoever caused), either personally or through an agent, carry on or be interested or engaged in (other than as a holder of not more than five per cent (5%) of the issued shares or debentures of any company listed on any recognised stock exchange), or be concerned directly or indirectly in any Employee, technical, advisory or other capacity in, any business concern (of whatever kind) which is in direct competition with the business of any member of the Group. However, this restriction will not restrain the Employee from being engaged or concerned in any business concern insofar as the Employee's duties or work will relate solely to:

(a)	geographical areas outside Hong Kong where the Group have not transacted any business; or

(b)	services or activities of a kind with which the Employee was not concerned to a material extent in respect of the Group during his employment with the Company.

2.3
The Employee undertakes that he will not within a period of [twelve (12) months] after the termination of his employment with the Company (howsoever caused), within Hong Kong, or in any other country where the Group has transacted business, either personally or through an agent, directly or indirectly:

(a)	solicit or endeavour to entice away from the Group:

(i)
any person, firm, company or other organisation which within [twelve (12)] months prior to or at the date of such termination was a customer or client of, or in the habit of dealing with the Group and with whom the Employee had contact or about whom he became aware or informed of in the course of his employment; or

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(ii)	any other person, firm, company or other organisation with whom the Employee had regular, substantial or a series of business dealings on behalf of the Group; or

(iii)	any employee, director, adviser or consultant of any member of the Group; and

employ or otherwise engage or use the services of any person who is an employee, adviser, consultant of or under a contract of services with any member of the Group.

2.4
While the restrictions contained in this Agreement are considered by the parties to be reasonable in all the circumstances, it is agreed that if such restrictions as a whole are adjudged to go beyond what is reasonable for the protection of the confidential information and other legitimate investment interests of the Company, and to be unenforceable, but would be adjudged reasonable and enforceable if any part of the wording thereof were deleted or the period thereof reduced or the range of activities or area reduced in scope, then such restrictions will apply with such modifications as may be necessary to make it valid and effective.

Accepted by:

________________________
King Wai LIN

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Confidential Agreement for Asia Time Employees

1.	Confidentiality

1.1	The Employee shall not either during or after the termination of his employment by the Company hereunder:

(a)	divulge or communicate to any person or persons except to those officers of the Company or the Group whose province it is to know the same and except as required by law; or

(b)	use for his own purposes or for any purposes other than those of the Company or the Group; or

(c)	through any failure to exercise all due care and diligence cause any unauthorised disclosure of,

any secret confidential or any other information:

(i)	relating to the business, potential business, finances, dealings or affairs of the Company or any member of the Group; or

(ii)	relating to the working of any process or invention which is carried on or used by the Company or any member of the Group or which he may discover or make during his employment hereunder; or

(iii)
in respect of which any such company is bound by an obligation of confidence to any third party (including any principal, joint venture partner, contracting party or client of the Company or Group) written notice of which has been given to the Employee or of which he is aware, but these restrictions shall cease to apply to any information or knowledge which may (otherwise than through the default of the Employee) become available to the public generally without requiring a significant expenditure of labour, skill or money, or becomes lawfully available to the Employee from a third party free from any confidentiality restriction or any information required to be disclosed under any relevant law or regulation. The Employee undertakes to notify the Company promptly of any unauthorized release of the above secret confidential information.

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Save as mentioned above, for the purpose of this clause, “secret confidential information” shall also include all information which is obtained, whether in writing, pictorially, in machine-readable form or orally, by observation during visits or provided by Company or the Group to the Employee, whether of a technical or business nature and/or ideas including but without limitation, financial information, know-how, trade secrets, technology, customers lists (potential or actual) and other customers-related information, suppliers information, sales statistics, market projection and intelligence, marketing and other business strategies and other business or commercial information.

1.2
The Employee will promptly whenever requested by the board of directors of the Company and in any event upon the termination of his employment, deliver up to the Company or its nominees all lists of suppliers, clients or customers, correspondence and all other documents and records in whatever medium and assets relating to the business of the Group, which may have been prepared by him or have come into his possession, custody or control in the course of his employment, and the Employee will not be entitled to and will not retain any copies thereof. Title to and copyright in these items will vest in the Company.

2.	Non-competition and Non-solicitation

2.1
During his employment the Employee will not, without obtaining the prior approval of the board of directors of the Company, be directly or indirectly engaged or concerned in the conduct of any other business or have any financial interest in any other business which, in the reasonable opinion of the board of directors of the Company, is an organisation:

(a)	which competes or may compete with the business of the Company or the Group; or

(b)	an association with which could jeopardize the reputation of the Company or the Group; or

(c)	an engagement with which would adversely affect the Employee's ability to perform his duties fully and properly under this Agreement,

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provided that this shall not prohibit the holding (directly or through nominees) of investments listed on any recognised stock exchange as long as not more than five per cent. (5%) of the issued shares or stock of any class of any company shall be so held without the prior sanction of the board of directors of the Company.

2.2
The Employee will not, for a period of [twelve (12)] months after the termination of his employment with the Company (howsoever caused), either personally or through an agent, carry on or be interested or engaged in (other than as a holder of not more than five per cent (5%) of the issued shares or debentures of any company listed on any recognised stock exchange), or be concerned directly or indirectly in any Employee, technical, advisory or other capacity in, any business concern (of whatever kind) which is in direct competition with the business of any member of the Group. However, this restriction will not restrain the Employee from being engaged or concerned in any business concern insofar as the Employee's duties or work will relate solely to:

(a)	geographical areas outside Hong Kong where the Group have not transacted any business; or

(b)	services or activities of a kind with which the Employee was not concerned to a material extent in respect of the Group during his employment with the Company.

2.3
The Employee undertakes that he will not within a period of [twelve (12) months] after the termination of his employment with the Company (howsoever caused), within Hong Kong, or in any other country where the Group has transacted business, either personally or through an agent, directly or indirectly:

(a) solicit or endeavour to entice away from the Group:

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(i)
any person, firm, company or other organisation which within [twelve (12)] months prior to or at the date of such termination was a customer or client of, or in the habit of dealing with the Group and with whom the Employee had contact or about whom he became aware or informed of in the course of his employment; or

(ii)	any other person, firm, company or other organisation with whom the Employee had regular, substantial or a series of business dealings on behalf of the Group; or

(iii)	any employee, director, adviser or consultant of any member of the Group; and

(b)	employ or otherwise engage or use the services of any person who is an employee, adviser, consultant of or under a contract of services with any member of the Group.

2.4
While the restrictions contained in this Agreement are considered by the parties to be reasonable in all the circumstances, it is agreed that if such restrictions as a whole are adjudged to go beyond what is reasonable for the protection of the confidential information and other legitimate investment interests of the Company, and to be unenforceable, but would be adjudged reasonable and enforceable if any part of the wording thereof were deleted or the period thereof reduced or the range of activities or area reduced in scope, then such restrictions will apply with such modifications as may be necessary to make it valid and effective.

Accepted by:

/s/ King Wai Lin
King Wai LIN

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